As filed with the Securities and Exchange Commission on May 11, 2004

Registration No. 333-111892

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ORCHID BIOSCIENCES, INC

(Exact name of registrant as specified in its charter)

Delaware	2835	22-3392819
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

4390 US Route One

Princeton, New Jersey 08540

(609) 750-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul J. Kelly, M.D.

Chief Executive Officer

4390 US Route One

Princeton, New Jersey 08540

(609) 750-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Brian P. Keane, Esq.

Mintz, Levin, Cohn, Ferris,

Glovsky and Popeo, P.C.

One Financial Center Boston, MA 02111

617-542-6000

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, $.001 par value per share (3)	$30,000,000	$2,427 (4)

(1)	There are being registered hereunder such indeterminate number of shares of common stock as shall have an aggregate offering price not to exceed $30,000,000.
(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o), which permits the registration fee to be calculated on the basis of the maximum aggregate offering price of the securities listed.
(3)	Pursuant to the Rights Agreement dated as of July 27, 2001, as amended on March 31, 2003, attached to each share of common stock is a right to purchase our Series A Junior Participating Preferred Stock, which rights are not presently exercisable.
(4)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MAY 11, 2004

PROSPECTUS

ORCHID BIOSCIENCES, INC.

$30,000,000

COMMON STOCK

We will offer shares of our common stock from time to time in amounts, at prices and on terms to be determined at or prior to the time of the offering. The aggregate offering price of the common stock that we may issue under this prospectus will not exceed $30,000,000. We will provide you with specific terms of the applicable offered common stock in one or more supplements to this prospectus.

This prospectus may not be used to sell common stock unless accompanied by a prospectus supplement describing the method and terms of the offering of the offered common stock. WE URGE YOU TO READ CAREFULLY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE COMMON STOCK OFFERED, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

Our common stock is quoted on the Nasdaq National Market under the symbol “ORCH.” On May 10, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $7.18 per share. Prospective purchasers of our common stock are urged to obtain current information as to the market prices of our common stock.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS, SEE “RISK FACTORS” BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                                  , 2004

i

PROSPECTUS SUMMARY

The following is a summary of what we believe to be the most important aspects of our business and the offering of shares of our common stock under this prospectus. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, carefully consider the information provided under the heading “Risk Factors” beginning on page 5.

About Orchid Biosciences

Overview

We are engaged in the development and delivery of genetic testing, or genotyping, services that generate information related to disease susceptibility and genetic uniqueness, or the genetic variability that distinguishes one organism from another. This information is generated from the analysis of DNA.

DNA based genotyping, or analyzing DNA by identifying a single difference in the nucleotide base of DNA for comparing genetic variability between people, has become a widely used standard technology for the establishment of paternity and forensic identification. Genotyping has also been adapted for food safety and selected animal testing applications (which we refer to as public health testing). Our business includes public health testing services, such as animal susceptibility testing to breed sheep resistant to scrapie disease. Our services are used extensively in each of these applications and we expect their uses to increase. We also expect our services to be used in new genotyping markets, such as food traceability; or being able to identify the source of a meat or plant product based on genotyping.

We conduct paternity genotyping determinations for government agencies and private individuals in North America, and provide forensic DNA testing for primarily government agencies in the United States (US). We also have operations located in the United Kingdom (UK), which provide paternity, forensics and animal susceptibility testing.

History

We incorporated as a Delaware corporation and began operations in 1995. In the first three years of business we were primarily focusing on developing our Microfluidics technologies for applications in high throughput production of small molecules under collaborative research programs with SmithKline Beecham and Sarnoff Corporation. Microfluidics is primarily the movement and pumping of very minute fluids, which was essential to the mechanization of laboratory research. In 1998, we made a fundamental shift in our business focus to apply our technology to determine genetic variability and differences, including single nucleotide polymorphisms, or SNPs, and perform genotyping services. At this time, we acquired substantially all of the assets of Molecular Tool, Inc. a wholly owned subsidiary of GeneScreen, Inc. (GeneScreen). Molecular Tool’s proprietary primer extension technology, which enabled us to determine a single base pair variation within DNA, for genotyping SNPs matched our existing Microfluidics technologies and allowed us to focus our business on genetic diversity. We also developed instruments and kits that could be used for genotyping to be performed independently by third parties. Although we do not currently utilize our Microfluidic technology, we do license this technology to others for their use. In December 1999, we acquired GeneScreen, a provider of services to determine identity based on genomic technology, or identity genomics. During 2000, our collaborative research programs with SmithKline Beecham and Sarnoff Corporation expired by their terms, and we amended our relationship with Sarnoff Corporation which provided us with a fully paid license to the technology that was the subject of the Sarnoff collaboration, which was primarily related to Microfluidics. In 2001, we acquired two other identity genomics businesses: Cellmark Diagnostic (Cellmark), a business division of AstraZeneca, a provider of DNA laboratory testing in the UK and a supplier of genotyping products for human inherited disease diagnosis; and Lifecodes

Corporation (Lifecodes), a national provider of identity genomics testing for forensics and paternity with multiple laboratories in the US, and a provider of human leukocyte antigens, or HLA, genotyping products and services for transplantation compatibility testing.

In early 2002, we began the process of realigning our business into strategic units for marketing purposes. As a result of this realignment, we organized our business into four business units consisting of Orchid Identity Genomics, Orchid Diagnostics, Orchid GeneShield, and Orchid Life Sciences. Additionally, our international operations, which encompassed all of our business units, were managed under a regional business unit, Orchid Europe. The business units operated in the following areas:

•	Orchid Identity Genomics provides DNA testing for paternity and forensics determinations to state and local governmental authorities as well as to individuals and organizations, through Orchid GeneScreen and Orchid Cellmark, as well as animal susceptibility testing to the UK government through Orchid Europe with the goal of breeding sheep genetically resistant to the disease scrapie;

•	Orchid Diagnostics provided products and services for genetic testing, including HLA genotyping, inherited disease diagnosis and immunogenetics, or the study of the relationship between an individual’s immune response and their genetic makeup;

•	Orchid GeneShield developed programs designed to accelerate the adoption and use of personalized medicine by patients and physicians which would enable physicians to tailor treatment of patients based on known predisposition to disease or adverse drug response and included pharmacogenomics, or the interaction of genetic difference and the effectiveness of pharmaceutical therapy; and

•	Orchid Life Sciences developed and marketed products, services and technologies for SNP genotyping and genetic diversity analyses to life sciences and biomedical researchers as well as pharmaceutical, agricultural, diagnostic and biotechnology companies.

At the end of 2002 and throughout 2003, we sharpened our business focus and moved away from the multiple business units established in early 2002. We concentrated our efforts on genotyping services directed towards forensics, paternity and public health applications, which were the basis of the Orchid Identity Genomics business unit. As part of this strategy, we have discontinued the operations of the Orchid Life Sciences and Orchid Diagnostics business units and have scaled back significantly our pharmacogenomics efforts formerly conducted by the Orchid GeneShield business unit.

After we exited these businesses, we determined that we operate our business under one segment, the development and delivery of genetic testing, services that generate information related to genetic susceptibility and uniqueness, or the genetic variability that distinguishes one organism from another. During the quarters ended March 31, June 30 and September 30 of 2003, we reported Orchid public health as a separate segment, however, upon further analysis, we concluded public health should be included with our Identity Genomics business unit and we now operate under one reporting segment.

We have never been profitable, and as of December 31, 2003, we had an accumulated deficit of $287.5 million. However, we expect that we have enough cash on hand to fund current and future operations at least through 2004, at which time we expect to be cash flow self sufficient.

We were incorporated in Delaware in 1995. Our principal executive offices are located at 4390 US Route One, Princeton, New Jersey, 08540. Our telephone number is (609) 750-2200 and our web site address is www.orchid.com. We make available free of charge through the Investors section of our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the “SEC”). We include our web site address in this Amendment No. 1 to Form S-3 as an inactive textual reference only.

The Orchid logo, Genescreen, Lifecodes and Cellmark are trademarks, registered trademarks, service marks or registered service marks of Orchid BioSciences, Inc. Unless the context otherwise requires, the terms “Orchid BioSciences,” “we,” “us” and “our” refer to Orchid BioSciences, Inc. and its subsidiaries.

Reverse Stock Split

On January 9, 2004, we announced an intention to seek stockholder approval of a proposal to implement a reverse stock split ranging from 1-for-3 shares to 1-for-7 shares. On February 27, 2004, we obtained stockholder approval to implement the reverse stock split. On March 25, 2004, we announced that our Board of Directors had approved a reverse stock split ratio of 1-for-5. We began trading on a reverse split basis on March 31, 2004. All amounts presented in our 2003 Annual Report on Form 10-K incorporated herein by reference have not been adjusted to reflect the reverse stock split. However, all amounts presented in this prospectus have been adjusted to reflect the reverse stock split.

Offerings Under This Prospectus

Under this prospectus we may sell shares of our common stock having a total offering price of up to $30,000,000 in one or more offerings. Each time we sell shares of our common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the offering.

Selected Financial Data

The following selected financial data includes, for all years presented, the impact of our 1-for-5 reverse stock split effected March 31, 2004.

	Year ended December 31
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Consolidated statements of operations data:
Revenues:
Total revenues	$50,627	50,425	30,648	18,381	1,793
Operating expenses:
Cost of service revenues	29,014	25,957	14,499	9,278	—
Cost of product revenues	—	1,690	3,822	1,610	—
Research and development	3,193	21,006	33,984	28,881	14,447
Marketing and sales	6,087	8,701	6,313	3,984
General and administrative	23,517	32,967	23,936	22,329	9,142
Impairment of assets	837	20,771	30,652	—	—
Restructuring	76	6,880	388	—	—
Amortization of intangible assets	1,807	3,039	3,778	3,657	469
Total operating expenses	64,531	121,011	117,372	69,739	24,058
Operating loss	(13,904)	(70,586)	(86,724)	(51,358)	(22,265)
Total other income (expense)	1,218	(1,085)	2,111	3,491	(5,955)
Loss from continuing operations before income taxes	(12,686)	(71,671)	(84,613)	(47,867)	(28,220)
Income tax (expense) benefit	(1,645)	577	—	—	—
Loss from continuing operations	(14,331)	(71,094)	(84,613)	(47,867)	(28,220)
Discontinued operations:
Loss from operations of a business held for sale	(9,237)	(9,003)	(65)	—	—
Net loss	(23,568)	(80,097)	(84,678)	(47,867)	(28,220)
Dividends to Series A Preferred Shareholders	(534)	—	—	—	—
Accretion of Series A Preferred Stock discount resulting from conversions	(2,645)	—	—	—	—
Beneficial conversion feature of preferred stock	(744)	—	—	(29,574)	(44,554)
Net loss allocable to common stockholders	(27,491)	(80,097)	(84,678)	(77,441)	(72,774)
Basic and diluted net loss per share allocable to common stockholders	(2.14)	(7.42)	(11.36)	(17.89)	(478.78)
Shares used in computing basic and diluted net loss per share allocable to common stockholders	12,831	10,800	7,452	4,329	152
Basic and diluted loss from continuing operations per share allocable to common stockholders	(1.42)	(6.58)	(11.35)	(17.89)	(478.78)
Basic and diluted loss from discontinued operations per share	(.72)	(.84)	(.01)	—	—

	December 31
	2003	2002	2001	2000	1999
Consolidated balance sheet data:
Cash, cash equivalents, and short-term investments (including $2,066 and $3,385 of restricted cash in 2003 and 2002, respectively)	$12,004	13,370	27,942	66,415	33,804
Working capital	7,621	9,475	27,522	64,644	27,275
Total assets	59,429	70,434	120,916	142,327	94,856
Long-term debt, less current portion	415	2,299	6,267	6,152	4,122
Redeemable convertible preferred stock	3,897	—	—	—	88,946
Convertible preferred stock		—	—	—	1
Total stockholders’ equity (deficit)	31,147	38,693	93,238	123,303	(8,285)

RISK FACTORS

Investing in our common stock is very risky. Before making an investment decision, you should carefully consider the risks set forth below as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. You should be able to bear a complete loss of your investment.

Risks Related to Our Business

If we fail to maintain the service contracts we have with various state and governmental agencies or fail to enter into additional contracts, we would lose a significant source of revenues.

We currently derive approximately 97% of our revenues from the identity genomics services we currently provide in the paternity, forensic and public health fields. These services are heavily dependent upon contracts we have with various governmental agencies, which are typically open to bid and usually have a term from one to three years. The process and criteria for these awards are typically complex and highly competitive, particularly with respect to price of services offered. We may not be able to maintain any of our existing governmental contracts or be the successful bidder on any additional governmental contracts, which may become available in the future, or negotiate terms acceptable to us in connection with any governmental contract awarded to us, which could adversely affect our results of operations and financial condition.

We currently receive more than 10% of our annual gross revenue through relationships with two customers.

In August of 2001 we entered into a three-year agreement with the Department of Environment, Food and Rural Affairs of the UK to provide several million genotypes on sheep in order to test the animals for their susceptibility or resistance to scrapie. These services were provided under an initiative called the National Scrapie Plan to provide genotyping services in the hopes of aiding British farmers to breed sheep with reduced susceptibility to scrapie. Under this agreement, we received income during 2003 that was approximately 13% of our total annual revenues. We anticipate the renewal of this agreement; however, if it is not renewed, it could have a material adverse effect on our financial condition. We also signed an agreement in July of 2002 with Forensic Alliance Ltd., an agency through which we perform forensic testing services for multiple police forces throughout the UK. It is by virtue of our relationship with FAL that we have been able to increase our revenues based on forensic testing such that the income we received was approximately 18% of our gross revenues for the fiscal year ended December 31, 2003. This agreement is renewable by the FAL each July, but also may be terminated by the FAL upon 12 months’ notice. We have no reason to believe that the agreement will not be renewed in 2004; however, if it is not renewed, it could have a material impact on the financial condition of our business. Together, these two agreements constituted 78% of international revenues for the fiscal year ended December 31, 2003.

We cannot guarantee the receipt of revenue based on government contracts.

We regularly compete in an open bid forum in order to secure or renew contracts with various governmental agencies for the provision of DNA-based testing services. While most of the time, a contract award may have limits that may be paid to the contract (as allowed by state or other approved funding), we are not always able to rely on a fixed amount of revenue based on services provided under the contract. For example, there may be a regulatory or other administrative basis beyond our control for which we do not receive the anticipated number of samples under a contract, which may have an adverse outcome on services billed or revenue received during a given fiscal period. Also, many contracts with governmental agencies allow for the agency to terminate a contract at any time if funding is not available to pay for our services.

The international sale of our products and services are subject to increased costs and other risks, which could affect our revenues.

Some of our laboratories rely upon international sales which are subject to certain inherent risks, including difficulties in collecting accounts receivable, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, currency fluctuations, changes in regulatory requirements, and difficulties in enforcement of contractual obligations and intellectual property rights. During 2003, we derived 40% of our revenues from international sales.

In December of 2002, we instituted a lawsuit against a customer of our then Diagnostic business unit, DKMS which operates out of Dresden, Germany. DKMS had accumulated a significant past due receivable account for diagnostic services that we provided. We have fully reserved an amount equal to this past due receivable account, however the outcome of thus dispute is still pending. Other than the foregoing, none of these difficulties have adversely affected our business.

Our failure to comply with applicable government and industry regulations may affect our ability to develop, produce, or market our potential products and services and may adversely affect our results of operations.

Our development, manufacturing and service activities involve the controlled use of hazardous materials and chemicals and patient samples. We are subject to Federal, state, local, UK and European laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products, as well as the conveyance, processing, and storage of data on patient samples. Further, we are subject to CLIA as a result of our acquisition of GeneScreen, Cellmark, and Lifecodes. CLIA imposes certain certification requirements on all clinical laboratories performing tests on human specimens for the purpose of providing information for the diagnosis, prevention or testing of any diseases. Although we believe we comply in all material respects with the standards prescribed by Federal, state, local, UK and European laws and regulations, if we fail to comply with applicable laws or regulations, including CLIA, or if an accident occurs, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.

All four of our clinical quality genotyping laboratories must comply with various industry regulations and accreditation standards in order to continue to provide our paternity testing and forensic testing In addition, our Cellmark laboratory must comply with various industry regulations and accreditation standards in order to provide paternity and forensic testing services. For example, our Cellmark laboratory has obtained accreditation from a Notified Body (SGC Yarsley ICS) and the UK Accreditation Service and a registration from the Ministry of Agriculture, Fisheries and Food in order to provide paternity and forensic testing services. In addition, Cellmark must comply with regulations applicable to the marketing of its products and services. We cannot assure you that we will be able to maintain our accreditations with any of these authorities or comply with the regulations applicable to the marketing of Cellmark products. If we fail to comply with the applicable regulations promulgated by any of these agencies or if we were to lose our accreditation by any of them, the revenues supporting our GeneScreen or Cellmark businesses could be eliminated or significantly reduced.

We had an accumulated deficit of $287.5 million as of December 31, 2003. If we fail to reach profitability and need to acquire additional capital to fund our current and future operating plans or obtain it on unfavorable terms, then we may have to take further cost-cutting measures to our operations.

We have expended significant resources developing our facilities and funding commercialization activities. As a result, we have incurred significant losses to date. We had net losses of $23.6 million for the year ended December 31, 2003, and approximately $80.1 million for the year ended December 31, 2002. We anticipate that our existing cash on hand will be sufficient to fund our current and future operating plans through 2004, at which time we expect to be cash-flow self sufficient. Our ability to reduce operating losses in 2003 was due, in large part, to our ability to divest non-core and non-profitable businesses, including our Life Sciences and Diagnostics business units. If we fail to reach cashflow self sufficiency, we may need to raise additional funds through the sale of equity or convertible debt or equity-linked securities or we may have to further review our existing operations to determine new measures of cost reduction, such as further consolidation of operational facilities and/or reductions in staff.

Fluctuations in our quarterly revenues and operating results may negatively impact our stock price.

Revenues and results of operations have fluctuated significantly in the past and significant fluctuations are likely to continue in the future due to a variety of factors, many of which are outside of our control. These factors include:

•	the timing of Federal funding for forensics DNA testing for backlog reductions through the National Institute of Justice;

•	our ability to secure new contractual relationships for paternity forensics and public health DNA testing or retain existing relationships upon contract expirations;

•	the volume and timing of testing samples received in our laboratories for testing services;

•	the number, timing and significance of new services introduced by our competitors;

•	our ability to develop, market and introduce new services on a timely basis;

•	changes in the cost, quality and availability of intellectual property and components required to perform our services; and

•	availability of commercial and government funding to researchers who use our services

Fixed operating costs associated with our technologies and services, as well as personnel costs, marketing programs and overhead account for a substantial majority of our operating expenses. We cannot adjust these expenses quickly in the short term. If our testing volumes and related pricing declines due to market pressure, our revenues decline and we are not able to reduce our operating expenses accordingly. Our loss of revenues and failure to reduce operating expenses could harm our operating results for a particular fiscal period. In addition, market and other conditions may require certain non-cash charges such as stock based compensation charges and other charges such as impairment charges related to long-lived assets and restructuring charges to be recorded by us in future periods. If our operating results in some quarters fail to meet the expectations of public market analysts or investors, the market price of our common stock is likely to fall.

Future acquisitions or mergers could disrupt our ongoing operations, increase our expenses and adversely affect our revenues.

Since September 1998, we acquired Molecular Tool, a developer of SNP technologies, as well as GeneScreen, Cellmark and Lifecodes, providers of identity genomic and diagnostic testing services. Although we have no commitments or agreements with respect to any additional acquisitions or mergers at present, we anticipate that a portion of our future growth may be accomplished either by acquiring or merger with existing businesses. Factors that will affect the success of any potential acquisition or merger to be made by us include our ability to integrate acquired personnel, operations, products and technologies into our organization effectively, to motivate personnel and to retain customers of acquired or merged businesses. We may not be able to identify suitable acquisition or merger opportunities, obtain any necessary financing for an acquisition on acceptable terms or successfully integrate acquired personnel and operations. While we have not experienced material disruption to our ongoing business, distraction to our management and employees as a result of past acquisitions, we may experience such disruptions or distractions in the future.

Our improvement of existing technologies and our ability to capture and develop of future technologies to be utilized in our service offerings may not be commercially successful, which would adversely affect our revenues.

We are currently developing and commercializing only a limited number of products and services based on our technologies in DNA testing of humans and animals. These services involve uses of products, software and technologies that require validation for commercial application, and we cannot assure you that we or our customers will be able to recognize a cost-effective, commercial benefit in using our technology. In addition, any assays we develop utilizing SNP analysis technology may not be useful in assisting pharmaceutical or diagnostic product development. Only a limited number of companies have developed or commercialized products based on utilizing SNP technology to date. Accordingly, even if we or our customers are successful in developing effective assays utilizing SNP technology, we cannot assure you that these discoveries will lead to commercially successful service offerings. If we fail to successfully develop our SNP scoring technologies or any products and services based on such technologies, we may not achieve a competitive position in the market.

Due to rapid product development and technological advancement in the DNA testing industry, our growth and future operating results will also depend, in significant part, upon our ability to apply new technologies to automate and improve our genetic analysis products or services to take advantage of new technologies. There can be no assurance that our development efforts will result in any additional commercially viable or successful improvements or efficiencies to our testing processes. Any potential improvements to the testing process may require substantial additional investment, laboratory development and clinical testing, and possibly regulatory approvals, prior to implementation. Our inability to successfully develop improvements to our testing processes, increase efficiencies, or to achieve market acceptance of such improvements could have a material adverse effect on our business, financial condition and results of operations. We believe that our future operating results will depend substantially upon our ability to overcome technological challenges, successfully introduce new technologies into our laboratories and to our customers and to gain access to and successfully integrate such technologies if developed by others.

Forecasting projections for our service-based business can be difficult.

We currently rely almost entirely on revenue generated by the provision of genetic-based testing services. It can be difficult to forecast projections for these services due to the unpredictable nature of winning government or other contract bids as well as the possibility of performing more or less testing services than may be in the original contract. If we were unable to provide our customers with the services they require due to a large and unprojected increase in the demand for our services, it may result in harm to our reputation and business.

We have limited sales and marketing resources, and as a result, may be unable to compete successfully with our competitors in commercializing our services.

We have adequate resources in sales and marketing, but are subject to the possibility that our competitors may recruit our employees. As of December 31, 2003 we had only 25 employees dedicated to the marketing and sales of our products and services, none of whom have employment contracts with us. We do not maintain key man life insurance policies for any of these individuals. We also intend to continue to market our paternity, forensic and public health testing services to governmental entities and our paternity and pharmacogenomic testing services to individual consumers. In the past, our inability to establish a company-wide sales and marketing force was in part due to the diverse nature of our various businesses, and in part due to lack of financial resources. Although, as a result of the restructuring of our business over the last eighteen months, we now have a more aligned business structure, our financial resources may limit our ability to establish and maintain a direct sales force.

We also plan to continue to market our products and services through the establishment of collaboration agreements with healthcare, pharmaceutical, biotechnology and agricultural companies, however we cannot guarantee our success at doing so. Our ability to successfully enter into and maintain such collaboration agreements, depends in part, on the quality and pricing of our products and services. If we are not successful at marketing through collaborations agreements, it could have a material adverse effect on our financial condition and business strategy.

Our ability to provide services may be seriously impaired by the occurrence of a natural disaster affecting any one of our laboratories.

Should we experience the occurrence of a natural disaster affecting any one of our laboratories such that we would be unable to continue to provide services out of that facility for an extended period of time, and were we not able to scale up operations at one of our other facilities in order to continue to provide such services, we would be at risk of losing significant contractual revenue from governmental agencies since many of our governmental agency contracts allow for the agency to terminate the contract early if we became unable to continue to render such services for an extended period of time, usually 90 days or more. However, we have multiple facilities, and may be able to shift operations from one facility to another in the event of a natural disaster, thereby mitigating the effects thereof.

Although we carry insurance for recovery in the instance of a natural disaster, the limits of this insurance are $52 million, and it is possible that our coverage will not be the same in all locations or that losses in such an instance could exceed our ability to recover such costs.

If we cannot enter into new collaborations or licensing agreements, we may be unable to further enhance our service offerings.

Our strategy for developing and commercializing technologies and services based on our discoveries depends upon our ability to form research collaborations and licensing arrangements. Our ability to enter into advantageous licensing or collaboration agreements will depend upon whether or not companies that have technology complimentary to ours are willing or able to enter into an agreement with us, and on our financial resources allocated to such investment. We also may have to rely on our collaborators and licensees or licensors for marketing of services, assembly and/or manufacturing of products, or distribution of products and services. If we are unable to enter into such research collaborations and licensing arrangements or implement our strategy to develop and commercialize additional products and services, it would have a material adverse effect on our results of operation and financial condition.

If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries, which would harm our competitive position.

Our commercial success will depend, in part, on our ability to obtain patent protection on our proprietary technologies, products and services and to enforce such protection. We may not be able to obtain new patents for these products, methods or services. We also may not have the resources to aggressively protect and enforce existing patent protection. We will pursue patent protection, but may need to obtain a license from certain third parties with respect to any patent covering technologies or methodologies, which we wish to incorporate into our service offerings. We may not be able to acquire such licenses on terms acceptable to us, if at all.

Our success will depend partly on our ability to operate without misappropriating the intellectual property rights of others.

We may be sued for infringing, or may initiate litigation to determine that we are not infringing, on the intellectual property rights of others. Intellectual property litigation is costly, and could adversely affect our results of operations. If we do not prevail in any intellectual property litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity, or obtain a license to or design around the intellectual property in question. If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our products and services, which would result in reduced revenues. We are currently a named defendant in a patent litigation matter that was filed in October, 2002 and is in the early phases of discovery. In their complaint, the plaintiffs allege that certain defendants (i) breached distributorship agreements by selling certain products for commercial development (which they allege was not authorized), (ii) infringed plaintiffs’ patents through the sale and use of certain products, and (iii) are liable for fraud, unfair competition and tortious interference with contractual relations. We did not have a contractual relationship with the plaintiffs, but are alleged to have purchased the product at issue from one of the other defendants. The complaint seeks damages in an undisclosed amount. We have sold the business unit that is allegedly engaged in the unlawful conduct. We are actively engaged in defending this matter. However, we do not believe that this matter, even if it is not decided in our favor, would have a material impact on our business. Other than the foregoing, we are not aware that we are misappropriating the intellectual property rights of others.

The scope of our issued patents may not provide us with adequate protection of our intellectual property, which would harm our competitive position.

Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. The US Patent and Trademark Office may invalidate one or more of our patents. In addition, third parties may have patents of their own which could, if asserted, prevent us from practicing our proprietary technologies, including the methods we use to conduct SNP genotyping. If we are otherwise unable to practice our patented technologies, we may not be able to commercialize our technologies or services and our competitors could commercialize our technologies. We currently believe that there may be at least one company actively infringing our proprietary single base primer extension technology. However, we have not completed an analysis of this third party’s practices or of the practices of any other third parties and cannot form a conclusion at this time as to infringement.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could result in the forfeiture of these rights.

In order to protect or enforce our patent rights, we may need to initiate patent litigation against third parties. These lawsuits could be expensive, take significant time, and could divert management’s attention from other business concerns. These lawsuits could result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents. We cannot assure you that we will prevail in any future litigation or that a court will not find damages or award other remedies in favor of the opposing party in any of these suits. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which would likely cause the market price of our stock to decline.

Other rights and measures that we rely upon to protect our intellectual property may not be adequate to protect our products and services and could reduce our ability to compete in the market.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, non-disclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. While we require employees, collaborators, consultants and other third parties to enter into confidentiality and/or non-disclosure agreements where appropriate, any of the following could still occur:

•	the agreements may be breached;

•	we may have inadequate remedies for any breach;

•	proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

To our knowledge, we have never been materially harmed by a breach under any of circumstances listed above. However, if for any of the above reasons our intellectual property is disclosed or misappropriated, it would harm both our ability to protect our rights and our competitive position.

We may be held liable for any inaccuracies associated with our identity genomics services, which may require us to defend ourselves in costly litigation.

Our genotyping laboratory testing centers provide forensic, paternity, and animal testing services. Claims may be brought against us for false identification of paternity or other inaccuracies. Litigation of these claims in most cases are covered by our existing liability policies, however, they can be costly. We could expend significant funds during any litigation proceeding brought against us. Further, if a court were to require us to pay damages to a plaintiff, if not covered by our existing insurance, the amount of such damages could significantly harm our financial condition. We currently maintain products liability insurance with a maximum coverage limitation of $13 million and general laboratory professional liability insurance with a coverage limitation of $10 million. We have been a defendant in a number of minor suits where it has been alleged that it has either misreported results or the results of testing have been misinterpreted. None of the outcomes of these suits have had a material adverse effect on our business.

If we fail to hire, train and retain qualified employees, we may not be able to compete effectively, which could result in reduced revenues.

Some of our employees have significant experience in research and development related to identity genomics, both in the paternity and forensic testing fields. To date, we have not experienced any difficulties attracting or retaining personnel. If we were to experiences such difficulty lose these employees to our competitors, we could spend a significant amount of time and resources to replace them, which could impair our research and development efforts. Further, in order to further enhance our service offerings, we may need to hire, train and retain additional scientific, business development and sales personnel. If we are unable to do so, we may experience delays in the development and commercialization of our technologies and services.

Risks Associated with Our Common Stock

We cannot assure you that our intended reverse stock split will not have a negative affect on the price of our common stock.

On January 9, 2004, we announced that our board of directors had authorized us to seek shareholder approval to implement a reverse stock split with a split ratio split ranging from 1-for-3 to 1-for-7. On February 27, 2004, our shareholders approved the reverse stock split and on March 25, 2004, we announced that our board of directors approved the implementation of a 1-for-5 reverse stock split. Our common stock began trading on a split-adjusted basis on March 31, 2004. Oftentimes a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. We believe that a reverse stock split is in the best interests of our company and our stockholders because they will benefit from a capital structure more appropriate for a company of our operational and financial status. However, we cannot assure you that the implementation of the reverse stock split will have a positive impact on the price of our common stock.

Future issuance of our securities may dilute the rights of our stockholders.

Our board of directors has the authority to issue shares of preferred stock and to determine the price, preferences, privileges and other terms of these shares. Our board of directors may exercise this authority without any further approval of our stockholders. Additionally, if we need to raise additional funds through the sale of equity or convertible debt or equity-linked securities, your percentage ownership in the company will be reduced. These transactions may dilute the value of our outstanding common stock. We may also issue securities that have rights, preferences and privileges senior to our common stock. If we raise additional funds through collaborations or licensing arrangements, we may be forced to relinquish rights to certain of our technologies or products, or grant licenses to third parties on terms that are unfavorable to us.

We have various mechanisms in place that you as a stockholder may not consider favorable, which may discourage takeover attempts and may prevent or frustrate attempts by stockholders to change our direction or management.

Certain provisions of our certificate of incorporation and by-laws, as well as Section 203 of the Delaware General Corporation Law and our adoption of a shareholder’s rights plan, may discourage, delay or prevent a change in control of the company or the ability of stockholders to change our direction or management, even if the change in control would be beneficial to stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be designated and issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	creating a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•	prohibiting cumulative voting in the election of directors, which will allow a majority of stockholders to control the election of all directors;

•	requiring super-majority voting to effect certain amendments to our certificate of incorporation and by-laws;

•	limiting who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of stockholders; and

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, pursuant to our stockholder rights plan, each share of our common stock has an associated preferred share purchase right. The rights will not trade separately from the common stock until, and are exercisable only upon, the acquisition or the potential acquisition through tender offer by a person or group of 15% or more of our outstanding common stock.

Our stock price has been, and likely will continue to be, volatile and your investment may suffer a decline in value.

The market prices for securities of companies quoted on The Nasdaq Stock Market, including our market price, have in the past been, and are likely to continue in the future to be, very volatile. Between January 1, 2002 and December 31, 2003, the trading price of our common stock ranged from a low of $0.35 to a high of $5.95. The Nasdaq Composite Index has significantly declined since our initial public offering in May 2000 and remains very volatile. The market price of our common stock has been, and likely will continue to be, subject to substantial volatility depending upon many factors, many of which are beyond our control, including:

•	announcements regarding the results of development efforts by us or our competitors;

•	announcements regarding the acquisition of technologies or companies by us or our competitors;

•	changes in our existing strategic alliances or licensing arrangements or formation of new alliances or arrangements;

•	technological innovations or new service offerings developed by us or our competitors;

•	changes in our intellectual property portfolio;

•	developments or disputes concerning our proprietary rights;

•	issuance of new or changed securities analysts’ reports and/or recommendations applicable to us;

•	additions or departures of our key personnel;

•	operating losses by us;

•	actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock;

•	continued economic uncertainty with respect to valuation of certain technology companies and other market conditions; and

•	our ability to maintain our common stock listing on the Nasdaq National Market.

We cannot assure you that your initial investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market, which would adversely affect our business and financial operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but are not limited to, the risks and uncertainties described under “Risk Factors” beginning on page 5.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell shares of our common stock having a total offering price of up to $30,000,000 in one or more offerings. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the common stock, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement, the information and documents incorporated by reference and the additional information under the heading “Where You Can Find More Information” before making an investment decision.

This prospectus may not be used to consummate sales of common stock, unless it is accompanied by a prospectus supplement. To the extent there are inconsistencies between any prospectus supplement, this prospectus and any documents incorporated by reference, the document with the most recent date will control.

USE OF PROCEEDS

We cannot assure you that we will receive any proceeds in connection with the common stock offered pursuant to this prospectus. Unless otherwise indicated in the applicable prospectus supplement, we intend to use any net proceeds from the sale of our common stock for our operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, working capital, capital expenditures, investments, acquisitions, and repurchases of our securities. Pending application of the net proceeds as described above, we may initially invest the net proceeds in short-term, investment-grade, interest-bearing securities or apply them to the reduction of short-term indebtedness.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our restated certificate of incorporation, as amended, and our second amended and restated bylaws is a summary and is qualified in its entirety by the provisions of these documents.

Our authorized capital stock currently consists of 150,000,000 shares of common stock, par value of $.001 per share, and 5,000,000 shares of preferred stock, par value of $.001 per share, of which 1,000,000 shares are designated Series A Junior Participating Preferred Stock. As of May 10, 2004, approximately 22,234,484 shares of common stock and no shares of preferred stock were issued and outstanding.

On January 9, 2004, we announced an intention to seek stockholder approval of a proposal to implement a reverse stock split ranging from 1-for-3 shares to 1-for-7 shares. On February 27, 2004, we obtained stockholder approval to implement the reverse stock split. On March 25, 2004, we announced that the Board of Directors had approved a reverse split ratio of 1-for 5. We began trading on a reverse split basis on March 31, 2004.

Common Stock

Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board is authorized to issue, without stockholder approval, up to 4,000,000 shares of preferred stock having rights senior to those of our common stock. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Any preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Warrants

As of May 10, 2004, there were outstanding warrants to purchase 3,114,389 shares of common stock held by 63 investors. Such warrants have an expiration dates ranging from May 2004 to February 2009, and have a weighted average exercise price of 5.64 per share. The number of shares for which the warrants are exercisable is subject to adjustment for stock splits, combinations or dividends and reclassifications, exchanges or substitutions. In addition, the exercise price of the warrants to purchase 630,156 shares of common stock that were issued in connection with our February 2004 financing is subject to adjustment in the event that we issue any shares of common stock, or securities convertible into or exercisable for shares of common stock, at a purchase price that is less than such exercise price.

Shareholder Rights Plan

On May 16, 2001, our board of directors declared a dividend of one preferred stock purchase right, hereafter referred to as a right, for each outstanding share of common stock to stockholders of record at the close of business on May 31, 2001. Each right entitles the registered holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock, $.001 par value per share, at a purchase price of $40.00, subject to adjustment. A complete description and terms of the rights are set forth in a Rights Agreement, hereafter referred to as the Rights Agreement, between us and American Stock Transfer & Trust Company, as Rights Agent, dated July 27, 2001, as amended March 31, 2003.

The rights are attached to all certificates for outstanding shares of our common stock and are not presently exercisable. The rights will separate from the common stock and become exercisable upon a Distribution Date, which is the earlier to occur of (a) ten days following a public announcement or disclosure that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, (b) ten business days following the commencement of a tender offer or exchange offer that may result in a person, entity or group owning more than 15% of the outstanding shares of our common stock or (c) ten business days after the Board declares someone to be an Adverse Person, as defined in the Rights Agreement.

After a Distribution Date, if the rights have not been redeemed by us, each holder of a right will receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. Additionally, if, after any person, entity or group obtains ownership of more than 15% of the outstanding shares of our common stock, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will receive upon exercise of a right the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the right. Following the occurrence of the events described above, rights beneficially owned by any person triggering the Distribution Date will be void and may not be exercised.

At any time prior to a Distribution Date, the board may redeem the rights in whole, but not in part, at a price of $0.01 per right. The terms of the rights may generally be amended by the board without the consent of the holders of the rights. Until a right is exercised, the holder will have no rights as a stockholder.

The rights should not interfere with any merger or other business combination approved by the board. The rights are not intended to prevent a takeover of Orchid BioSciences. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors.

Delaware Law and Certain Charter and By-Law Provisions

The provisions of Delaware law and of our restated certificate of incorporation, as amended, and second amended and restated bylaws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of Orchid BioSciences.

Delaware Statutory Business Combinations Provision. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified Board of Directors. Our board of directors is divided into three classes. Each year our stockholders elect the members of one of the three classes to a three-year term of office. All directors elected to our classified board of directors serve until the election and qualification of their respective successors or their earlier resignation or removal. Only the board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Only the board of directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings would be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our second amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 60 days nor more than 90 days prior to the anniversary of the previous year’s annual meeting. For a special meeting, the notice must generally be delivered by not less than 60 days nor more than 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in our second amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our by-law provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders. Special meetings of the stockholders may be called only by the entire board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent. Our restated certificate of incorporation, as amended, does not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Shareholders Rights Plan. We have adopted a shareholder rights plan, which is more commonly known as a poison pill, as discussed above under the caption “Shareholder Rights Plan.”

Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation, as amended, requires the affirmative vote of the holders of at least 70% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Delaware Law and Certain Charter and By-law Provisions.” This 70% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. A 70% vote will also be required for any amendment to, or repeal of, our second amended and restated bylaws by the stockholders. Our second amended and restated bylaws may be amended or repealed by a simple majority vote of the board of directors.

Listing

Our common stock is listed on the Nasdaq National Market under the symbol “ORCH.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

We may offer the common stock from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the common stock (1) through underwriters or dealers, (2) through agents, and/or (3) directly to one or more purchasers, or through a combination of such methods. We may distribute the common stock from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	prices related to the prevailing market prices; or

•	negotiated prices.

We may directly solicit offers to purchase the common stock being offered by this prospectus. We may also designate agents to solicit offers to purchase the common stock from time to time. We will name in a prospectus supplement any underwriter or agent involved in the offer or sale of our common stock.

If we utilize a dealer in the sale of the common stock being offered by this prospectus, we will sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the common stock being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale, and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the common stock to the public. In connection with the sale of the common stock, we may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the common stock to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

With respect to underwritten public offerings, negotiated transactions and block trades, we will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

Shares of our common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for quotation and trading on the Nasdaq National Market. In connection with firm commitment underwritten offerings of our common stock registered hereunder, certain persons participating in such offerings may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock to facilitate such offerings. This may include over-allotments or short sales of the common stock, which involve the sale by persons participating in such offerings of more shares of common stock than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the common stock by bidding for or purchasing the common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon the validity of the issuance of the common stock offered by this prospectus for us. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and certain members of their families and trusts for their benefit own an aggregate of approximately 11,564 shares of our common stock and options to purchase approximately 950 shares of our common stock.

EXPERTS

The consolidated financial statements and schedule of Orchid BioSciences, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” as of July 1, 2001 and of certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as required for goodwill and other intangibles resulting from business combinations consummated after June 30, 2001, and to the full adoption as of January 1, 2002 of the provisions of SFAS No. 142.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, our stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement, as permitted by the SEC. You should refer to the Registration Statement, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where to Find More Information.” The documents we are incorporating by reference are:

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 000-30267);

(b)	Our definitive proxy statement on Schedule 14A filed on April 27, 2004 (File No. 000-30267);

(c)	Our current reports on Form 8-K filed on January 23, 2004, February 5, 2004, March 8, 2004 and March 31, 2004 (File Nos. 000-30267);

(d)	The description of our common stock contained in our registration statement on Form 8-A filed on April 10, 2000, as amended by the Form 8-A/A filed on May 1, 2000 (File Nos. 000-30267);

(e)	The description of our preferred share purchase rights contained in our registration statement on Form 8-A filed on August 3, 2001 (File No. 000-30267); and

(f)	All of the filings pursuant to the Securities Exchange Act of 1934 after the date of the filing of the original Registration Statement and prior to the effectiveness of the Registration Statement (File Nos. 000-30267).

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the date our offering is terminated or complete are deemed to be incorporated by reference into, and to be a part of, this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting Orchid BioSciences, Inc., 4390 US Route One, Princeton, New Jersey 08540, Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (609) 750-2324 or via email at ir@orchid.com.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the common stock in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various expenses, all of which we will pay, in connection with the registration of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee.

SEC Registration Fee	$2,427
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	7,500
Printing and Engraving Fees	10,000
Miscellaneous	7,573

Total	$52,500

Item 15.	Indemnification of Directors and Officers.

Article NINTH of the Company’s restated certificate of incorporation, as amended, provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Indemnification is required to be made unless the Company determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Company that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Company notice of the action for which indemnity is sought and the Company has the right to participate in such action or assume the defense thereof.

Article NINTH of the Company’s restated certificate of incorporation, as amended, further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers, the Company must indemnify those persons to the fullest extent permitted by such law as so amended.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Item 16.	Exhibits

Exhibit Number	Description of Document

3.1(1)	Restated Certificate of Incorporation of the Registrant, dated May 10, 2000 (filed as Exhibit 3.1).

3.2(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated June 12, 2001 (filed as Exhibit 3.2).

3.3(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated June 17, 2002 (filed as Exhibit 3.3).

3.4(1)	Certificate of Designations, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Registrant, dated August 1, 2001 (filed as Exhibit 3.4).

3.5(2)	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock of the Registrant, dated March 31, 2003 (filed as Exhibit 3.1).

3.6(3)	Second Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.4).

4.1(4)	Specimen certificate for shares of common stock (filed as Exhibit 4.1).

4.2(5)	Rights Agreement, dated as of July 27, 2001, by and between the Registrant and American Stock Transfer & Trust Company, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock, $0.001 par value, as Exhibit A, the form of rights certificate as Exhibit B and the summary of rights to purchase Series A Junior Participating Preferred Stock as Exhibit C (filed as Exhibit 4.1).

4.3(2)	First Amendment to Rights Agreement by an between the Registrant and American Stock Transfer & Trust Company, as rights agent, dated as of March 31, 2003 (filed as Exhibit 10.3).

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of the shares of common stock being registered.

23.1*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 to this Registration Statement on Form S-3 and incorporated herein by reference).

23.2	Consent of KPMG LLP.

24.1*	Power of Attorney (included on signature page).

(*)	Previously filed.
(1)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Quarterly Report on Form 10-Q for the period ending June 30, 2002 (File No. 000-30267).
(2)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Current Report on Form 8-K for the March 31, 2003 event, as filed on April 2, 2003 (File No. 000-30267).

(3)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-30267).
(4)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Quarterly Report on Form 10-Q for the period ending September 30, 2001 (File No. 000-30267).
(5)	Previously filed with the Commission as Exhibits to, and incorporated by reference from, the Registrant’s Registration Statement on Form 8-A as filed on August 3, 2001 (File No. 000-30267).

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Securities Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of the bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Princeton, New Jersey, on May 11, 2004.

ORCHID BIOSCIENCES, INC.

By:	/s/ PAUL J. KELLY, M.D.

Paul J. Kelly, M.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ PAUL J. KELLY, M.D. Paul J. Kelly, M.D.	Chief Executive Officer (Principal Executive Officer)	May 11, 2004

/s/ MICHAEL E. SPICER Michael E. Spicer	Vice President, Financial and Chief Financial Officer (Principal Financial and Accounting Officer)	May 11, 2004

* George Poste, DVM, Ph.D.	Chairman of the Board	May 11, 2004

* Sidney M. Hecht, Ph.D.	Director	May 11, 2004

* Nicole S. Willams	Director	May 11, 2004

* Robert M. Tien, M.D., M.P.H.	Director	May 11, 2004

* Kenneth D. Noonan, Ph.D.	Director	May 11, 2004

James Beery	Director

* By:	/s/ MICHAEL E. SPICER

Michael E. Spicer Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Description of Document

3.1(1)	Restated Certificate of Incorporation of the Registrant, dated May 10, 2000 (filed as Exhibit 3.1).

3.2(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated June 12, 2001 (filed as Exhibit 3.2).

3.3(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, dated June 17, 2002 (filed as Exhibit 3.3).

3.4(1)	Certificate of Designations, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Registrant, dated August 1, 2001 (filed as Exhibit 3.4).

3.5(2)	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock of the Registrant, dated March 31, 2003 (filed as Exhibit 3.1).

3.6(3)	Second Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.4).

4.1(4)	Specimen certificate for shares of common stock (filed as Exhibit 4.1).

4.2(5)	Rights Agreement, dated as of July 27, 2001, by and between the Registrant and American Stock Transfer & Trust Company, which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock, $0.001 par value, as Exhibit A, the form of rights certificate as Exhibit B and the summary of rights to purchase Series A Junior Participating Preferred Stock as Exhibit C (filed as Exhibit 4.1).

4.3(2)	First Amendment to Rights Agreement by an between the Registrant and American Stock Transfer & Trust Company, as rights agent, dated as of March 31, 2003 (filed as Exhibit 10.3).

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of the shares of common stock being registered.

23.1*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 to this Registration Statement on Form S-3 and incorporated herein by reference).

23.2	Consent of KPMG LLP.

24.1*	Power of Attorney (included on signature page).

(*)	Previously filed.
(1)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Quarterly Report on Form 10-Q for the period ending June 30, 2002 (File No. 000-30267).
(2)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Current Report on Form 8-K for the March 31, 2003 event, as filed on April 2, 2003 (File No. 000-30267).
(3)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-30267).
(4)	Previously filed with the Commission as Exhibits to, and incorporated herein by reference from, the Registrant’s Quarterly Report on Form 10-Q for the period ending September 30, 2001 (File No. 000-30267).
(5)	Previously filed with the Commission as Exhibits to, and incorporated by reference from, the Registrant’s Registration Statement on Form 8-A as filed on August 3, 2001 (File No. 000-30267).